UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Local Corporation

File No. 1-34197 - CF#30251

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Local Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 22, 2013.

Based on representations by Local Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.1   through October 15, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Elizabeth M. Murphy
        Secretary